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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                               SCHEDULE 13D/A
                              (Amendment No. 1)

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934



                    GENERAL EMPLOYMENT ENTERPRISES, INC.
--------------------------------------------------------------------------------
                              (Name of issuer)



                                Common Shares
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                         (Title of class of securities)



                                 36-9730106
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                               (CUSIP number)


 Craig M. White, Esq., 225 West Wacker Drive, Chicago, Illinois  60606-1229
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          (Name, address and telephone number of person authorized
                   to receive notices and communications)


                              November 1, 1996
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           (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                        Page 2 of 5 Pages


                                     13D

CUSIP No.   36-9730106
-----------------------
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1. NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
   Marlene Chavin
   --------------
--------------------------------

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  / /
                                                          (b)  / /
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3. SEC USE ONLY
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4. SOURCE OF FUNDS*
   N/A
   ---
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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                    / /
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6. CITIZENSHIP OR PLACE OF ORGANIZATION
   U.S.A.
   ------
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         NUMBER OF           7.  SOLE VOTING POWER
          SHARES                 142,025
       BENEFICIALLY              -------
         OWNED BY            --------------------------------------------------
           EACH              8.  SHARED VOTING POWER
         REPORTING
          PERSON                 -------
           WITH              --------------------------------------------------
                             9.  SOLE DISPOSITIVE POWER

                                 -------
                             --------------------------------------------------
                             10. SHARED DISPOSITIVE POWER
                                 -------
-------------------------------------------------------------------------------


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON
    142,025
    -----------------
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES*                                  / /
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    5.4%
    ----
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14. TYPE OF REPORTING PERSON*
    IN
    ----
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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


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     This report constitutes the first amendment to and corrects in part a report on Schedule 13D previously filed with the Securities and Exchange Commission on October 7, 1993.


ITEM 1. SECURITY AND ISSUER.
        -------------------
     This statement relates to the Common Shares, no par value, of General Employment Enterprises, Inc., an Illinois corporation (the "Issuer"), with principal executive officers at One Tower Lane, Oakbrook Terrace, Illinois 60181.


ITEM 2. IDENTITY AND BACKGROUND.
        -----------------------
     (a) (b) (c) The person filing this statement is Marlene Chavin. Marlene Chavin is an individual with a residence address of 9455 N. Collins Avenue, Unit 809, Surfside, Florida 33154. Marlene Chavin does not at this time have a full-time occupation.

     (d) During the last five years, Marlene Chavin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years Marlene Chavin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which she was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

     (f) Marlene Chavin is a United States citizen.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
        -------------------------------------------------

        This report corrects and replaces the October 7, 1993 response to Item 3 regarding Marlene Chavin's original acquisition of the Common Shares. The October 7, 1993 response to Item 3 stated in part that "[t]he Common Shares covered by this report were transferred to Marlene Chavin by her husband, Leonard Chavin, pursuant to a post-nuptial agreement on August 9, 1993." The 159,000 Common Shares acquired by Marlene Chavin were transferred to her by Leonard Chavin in anticipation of the execution of a Property Settlement. This Property Settlement was executed by Marlene Chavin and Leonard Chavin on September 22, 1993 and was incorporated into a Divorce Decree dated September 27, 1993. Of these shares, 125,000 shares had been previously owned jointly with Leonard Chavin and had been purchased in a margin account maintained by them with a combination of personal funds and margin credit, collateralized by other marginal securities in such account.

     This report covers Marlene Chavin's ownership of 142,025 Common Shares. The number of Common Shares covered by this report reflects Marlene Chavin's receipts of 15% share dividends on November 3, 1994 (23,850 Common Shares), November 16, 1995 (26,377 Common Shares) and November 1, 1996 (18,525 Common Shares), as well as the sale by her of an aggregate of 7,000 Common Shares at various times in 1995 and an aggregate of 78,727 Common Shares at various times in 1996.

ITEM 4. PURPOSE OF TRANSACTION.
        ----------------------
     Marlene Chavin presently intends to hold the Common Shares of the Issuer for investment purposes. She has no other plans or proposals which would be required to be reported in response to Item 4 of Schedule 13D.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
        ------------------------------------
     (a) (b) Marlene Chavin has the sole power to vote and dispose of and is the beneficial owner of the 142,025 Common Shares covered by this report.


     (c) 18,525 Common Shares were acquired for no consideration by Marlene Chavin on November 1, 1996 pursuant to a 15% share dividend declared and paid by the Issuer.

     (d) None.

     (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
        ---------------------------------------------------------------------
        TO SECURITIES OF THE ISSUER.
        ---------------------------
     Of the 142,025 Common Shares covered by this report, 84,000 are subject to a security interest of First Commercial Bank, Chicago, Illinois, securing a loan to Marlene Chavin. In addition, the Common Shares covered by this report are subject to a Settlement Agreement and First Amendment between Leonard Chavin and the Issuer each dated as of September 27, 1991, and an Agreement dated as of October 1, 1993 pursuant to which Marlene Chavin agreed to be bound by the terms of the Settlement Agreement.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
        --------------------------------
     The Settlement Agreement and First Amendment each dated as of September 27, 1991, and the Agreement dated as of October 1, 1993 as referred to in Item 6 above have previously been filed.

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 20, 1996

                                             /s/  Marlene Chavin
                                             ------------------------------
                                             Marlene Chavin